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                                                 EXHIBIT 20.1


Southern California Edison
An EDISON INTERNATIONAL Company

FOR IMMEDIATE RELEASE

                                        Contact:  Tom Higgins
                                              (818)  302-2255
              World Wide Web Address:  http://www.edisonx.com


    Edison Plans to Divest 12 Power Plants in California

    ROSEMEAD, Calif., Nov. 21, 1996-The Board of Directors of Edison International and its electric utility subsidiary, Southern California Edison, today approved a plan to sell by auction 12 power plants in SCE's service territory. This represents 100% of the utility's natural gas and oil-fueled generation assets. Edison International and its subsidiaries will not bid for these assets in the auctions scheduled to begin in summer 1997.

    The 12 power plants, all located within SCE's California service territory, have a total rated operating capacity of about 10,000 megawatts and have a combined book value of about $700 million. Although SCE believes the transaction would be the largest asset sale of generation capacity in the electric industry's history, the plants to be sold currently produce slightly less than 20% of the power delivered to Edison customers and represent less than 10% of Edison's total current investment in its California utility system.

    The 12 plants are:

        Alamitos Generating Station, Long Beach
        Cool Water Generating Station, Daggett
        Ellwood Generating Station, Santa Barbara
        El Segundo Generating Station, El Segundo
        Etiwanda Generating Station, San Bernardino
        Highgrove Generating Station, San Bernardino
        Huntington Beach Generating Station, Huntington Beach
        Long Beach Generating Station, Long Beach
        Mandalay Generating Station, Ventura
        Ormond Beach Generating Station, Oxnard
        Redondo Generating Station, Redondo Beach
        San Bernardino Generating Station, San Bernardino

    "We believe this plan is the best way to facilitate a smooth, timely transition to a competitive electricity market and maximize value for our shareholders and customers," said John Bryson, chairman and chief executive officer of Edison International and SCE.

    "In the future, the generation of power will be largely unregulated. Although we are selling these regulated plants, Edison International-- through its competitive power generation company, Edison Mission Energy, as well as through SCE--will continue to be a major participant in generation markets throughout California, the nation, and the world. We know this business and remain committed to it," Bryson said. Edison Mission Energy is one of the largest independent power producers in the world.

    He said the utility will continue to own and operate its hydroelectric power facilities in California and the San Onofre nuclear power plant near San Clemente, and will continue to own a portion of the Palo Verde nuclear
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plant in Arizona.  San Onofre and Palo Verde will make the transition to competition under separate plans previously approved by the California Legislature and the California Public Utilities Commission (CPUC). In addition, Edison International has ownership interests in 14 power projects in California through its Edison Mission Energy subsidiary, which also develops and operates power plants worldwide.

    The company had announced last March that it intended to voluntarily divest 50% of its oil and gas-fueled plant assets, in accordance with the CPUC's restructuring decision. That decision also required California utilities to value their fossil power plants by the end of 2003. AB1890, California's new electric industry restructuring legislation, requires that valuation to be completed by the end of 2001. The divestiture plan announced today is contingent on the overall electric industry restructuring implementation process continuing on a satisfactory path, according to Bryson.

    SCE's ownership share in its coal-fueled Mohave and Four Corners ower plants in Nevada and New Mexico, respectively, also will be valued in accordance with the requirements of AB1890. Final determination about the ownership of those plants will be made after additional analysis is completed.

    SCE will operate and maintain the 12 divested power plants for at least two years following their sale, as mandated by California's restructuring legislation. "This will ensure that nearly all the employees operating these plants today will continue to have the opportunity to further their careers in the generation business," said Stephen Frank, president and chief operating officer of SCE. "In addition, we will offer workforce transition programs to those Edison employees who may be impacted by divestiture-related job reductions," he said.

    SCE will file a detailed plan for the sale of the 12 power plants with the California Public Utilities Commission before the end of November.
New Harbor Inc. is advising the company on the transactions. Parties interested in bidding on the power plants should contact John G. Paton, managing director of New Harbor Inc., at (212) 486-3668 or Ted Craver, Edison International vice president and treasurer, at (818) 302-1089.


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Southern California Edison is one of six Edison International companies.
It is the nation's second largest electric utility, serving more than 11 million people in a 50,000-square-mile area within central, coastal and southern California. The other related companies are Edison Mission Energy, Edison Capital, Edison Source, Edison EV (Electric Vehicles),and Edison Select.